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NEWS RELEASE

NR09-13

October 30, 2009

Polymetallic Mineralization Discovered at

Lucero Target, Condor Gold-Copper Belt, NW Peru

Highly Anomalous Precious & Base Metal Rock Geochemistry

Grades up to 3.27 g/t (0.1 oz/t) Gold, 171 g/t (4.9 oz/t) Silver,

0.38% Copper, 0.82% Zn and 1.24% Lead from Lucero Target

Vancouver, British Columbia - Dorato Resources Inc. (“Dorato” or the “Company”) (TSX-V: DRI, Frankfurt:D05) is pleased to announce receipt of positive gold-silver and base metal geochemical results received from Minera Afrodita relating to the high priority Lucero geophysical target on the Condor Gold-Copper Belt project in northern Peru (previous News Release NR09-03).

Recent prospecting and sampling of the geophysical anomaly has returned highly anomalous results from 166 rock samples, ranging from below detection to 3.27 g/t gold, 171 g/t silver, 0.38% copper, 0.82% zinc and 1.24% lead.  Interpretation of the results indicates that mineralization appears to be extremely pervasive through the country rocks representing a high priority target.

The Lucero target is located less than 5 kilometres to the south-east of the high-grade Taricori workings (previous News Release NR09-05), where grades from 168 vein channel samples averaged 10.95 g/t gold, 134.41 g/t silver, 0.21% copper, 3.99% zinc and 1.35% lead.  The structural corridor, which intersects the Jerusalem Deposit (Dynasty Metals & Mining Inc.), Taricori Zone, and the Lucero Zone, appears to be a fundamental regional control on mineralization, extending for 11.5 kilometres through the Taricori Block (Figure 1).

Minera Afrodita’s 2009 regional prospecting is in progress.  Minera Afrodita has applied for a drill permit for the Taricori Zone, which is currently under review by the Peruvian authorities.

Lucero High-Priority Target Area

The Lucero Zone (Figure 1) is marked by coincident, pronounced magnetic and electromagnetic (conductive) anomalies developed on the eastern margin of a Jurassic tonalitic intrusion where sediments (red-beds and limestones) are structurally juxtaposed by faulting.  The main geophysical anomaly (Figure 2) covers an area of approximately one square kilometre, but anomalous geochemistry is much more widespread.

Rock and stream sediment samples are routinely collected by Minera Afrodita during regional prospecting south-east of the Taricori target with a total of 166 rock samples taken in the area outlined (Figure 2).  Coincident with the magnetic anomalies there are two distinct sample clusters, totalling 13 highly anomalous samples (red circles, Figure 2) – in this sub-set, gold ranges from 0.27 g/t gold to 3.27 g/t gold and averages 1.29 g/t gold, while copper ranges from <0.01 % to 0.38%, averaging 0.12%.  The average iron content in these 13 samples is 30.23%, reflecting the high concentrations of magnetite and pyrite in the mineralization.

Lucero Mineralization

Initial work suggests that mineralization is primarily developed in a sedimentary sequence where magnetite and pyrite appear to form replacement lenses and vein fill.  The presence of magnetite accounts for the magnetic anomaly.  Rock sampling indicates that gold and copper are the principal metals of importance in the system along with strongly anomalous bismuth and secondary zinc and lead.

In addition to the main mineralization in the sediments, a number of gold mineralized rock and soil samples have also been discovered in a tonalite body.

This mineralization has a similar geochemical signature to that found in the sedimentary rocks, but with no magnetite reported.

Lucero is interpreted to belong to the intrusion-related gold-copper deposits family.  Globally, such a deposit setting is highly prospective for large bulk tonnage mineralization.  The presence of reactive sedimentary host rocks is considered very positive for the potential development of significant volumes of mineralization that could be amenable to bulk tonnage mining methods.

Planned Work

The Company anticipates that future work at Lucero will focus on expanding the regional sampling to include the southern, untested portion of the geophysical anomaly.  ..

Regional Sampling in the Lucero Area

Summary results are presented from the complete 166-sample data-set collected from 8 square kilometres in the vicinity of the Lucero Target (Table 1).  The results arise from routine, untargeted regional sample collection and many of the samples were collected from outside what is now defined as the mineralized Lucero Zone.

Table 1: Summary Analysis

	No. of Samples	Gold g/t			Silver g/t			Copper %			Zinc %
		Max	Min	Mean	Max	Min	Mean	Max	Min	Mean	Max	Min	Mean
Rock Samples	166	3.27	0.001	0.121	171	0.05	2.57	0.38	<0.01	0.02	1.24	<0.01	0.07
Soil Samples	43	0.589	0.003	0.092	3.38	0.042	0.885	0.08	<0.01	0.015	0.48	<0.01	0.08
Silt Samples	26	1.01	<0.01	0.14	2.03	0.083	0.68	0.075	<0.01	0.01	0.12	<0.01	0.05

Cordillera Del Condor Background

The Cordillera Del Condor has been one of the most important gold-bearing areas in Ecuador and Peru since pre-Incan times.  On the Ecuador side of the border, historical high-grade, small scale gold production is reported to have exceeded 100,000 oz per year.

Modern exploration on the Ecuadorian side of the border has recently resulted in the discovery of multiple, significant and world-class gold and base metal-bearing districts, such as Kinross Gold Corp’s Fruta del Norte Gold deposit (inferred resources; 13.6 million ounces gold at 7.23 g/t gold), Corriente Resources Inc.’s Mirador Copper-Gold porphyry deposit (measured & indicated; 438 million tonnes at 0.61% copper, 0.19 g/t gold, and inferred resources 235 million tonnes at 0.52% copper, 0.17 g/t gold) and the Mirador Norte Copper-Gold porphyry deposit (indicated 171 million tonnes at 0.51% copper, 0.09 g/t gold; inferred 46 million tonnes at 0.51% copper, 0.07 g/t gold), and Dynasty Metals & Mining Inc’s emerging Jerusalem Gold deposit in the Chinapintza district (measured & indicated; 0.58 million ounces gold at 12.4 g/t gold, inferred; 0.71 million ounces at 11.5 g/t gold).  The technical information with respect to the above deposits was obtained through the respective companies’ public disclosure documents available on SEDAR.

Qualified Person

EurGeol Keith J. Henderson, P.Geo. Dorato’s President and CEO and a qualified person as defined by National Instrument 43-101, has reviewed the scientific and technical information that forms the basis for this news release.  Mr. Henderson is not independent of the Company as he is an officer and a shareholder.

The geochemical results were reviewed by Tansy O’Connor-Parson’s, Senior Geochemist.  Minera Afrodita on-site personnel rigorously collect and track samples which are then security sealed and shipped to ACME Laboratories, Lima, Peru for assay.  ACME's quality system complies with the requirements for the international standards ISO 9001:2000 and ISO 17025:1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Blind certified reference material is inserted at regular intervals into the sample sequence by field personnel in order to independently assess analytical accuracy. In addition, representative blind duplicate samples are routinely forwarded to ACME and an ISO-compliant third party laboratory for additional quality control.

Stock Options

Pursuant to its 2007 Incentive Stock Option Plan, Dorato has granted incentive stock options to certain directors, officers, employees and consultants allowing them to purchase up to an aggregate of 700,000 common shares in the capital stock of the Company.  The options are exercisable at a price of CAD 0.45 for a period of two years ending October 30, 2011.

About Dorato Resources Inc.

Dorato Resources Inc. is mineral exploration company focused on the highly prospective Cordillera del Condor Gold District in northern Peru and adjacent to the border with Ecuador – one of the most important gold-bearing districts in the region since pre-Incan times.

Modern exploration on the Ecuadorian side of the border has successfully delineated a number of world-class gold and copper deposits including Kinross Gold’s Fruta del Norte gold deposit with inferred resources of 13.6 million ounces gold at 7.23 g/t gold.   The Peruvian portion of the Cordillera, while sharing key geological features and stratigraphy, has remained almost entirely unexplored until now.

Dorato, through a series of option agreements, has the right to wholly acquire an extensive land package of approximately 800 square kilometres – providing the Company a highly strategic position in this emergent gold district.  Dorato is well funded and possesses experienced management with a proven track record.

On behalf of the board of directors of

DORATO RESOURCES INC.

(signed) “Keith J. Henderson”
President and CEO

For further information please contact:

Steve Stakiw, Manager- Corporate Communications & Investor Relations

Email: info@doratoresources.com

Phone: 604-638-5817/ Fax: (604) 408-7499

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statement

This press release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” within the meaning of the British Columbia Securities Act and the Alberta Securities Act. Generally, the words “expect”, “intend”, “estimate”, “will” and similar expressions identify forward-looking information. By their very nature, forward-looking statements are subject to known and unknown risks and uncertainties that may cause our actual results, performance or achievements, or that of our industry, to differ materially from those expressed or implied in any of our forward looking information. Statements in this press release regarding Dorato’s business or proposed business, which are not historical facts are forward-looking information that involve risks and uncertainties, such as estimates and statements that describe Dorato’s future plans, objectives or goals, including words to the effect that Dorato or management expects a stated condition or result to occur. Since forward-looking statements address events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements. Investors are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date they are made. All of the Company’s Canadian public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties. The foregoing commentary is based on the beliefs, expectations and opinions of management on the date the statements are made. The Company disclaims any intention or obligation to update or revise forward-looking information, whether as a result of new information, future events or otherwise.